                                                                                                                       Notice of Amendment of By-Laws

                  On March 5, 2013, the Board of Directors of China Bull Management approved and adopted the amendment of By-laws which is effective immediately. The amendment is to add the shareholder obligations when the company makes distributions of unregistered share distribution as in Article V. Section 2. The full contents are as follows, and the third paragraph is added while the other two paragraphs have no change.

Date: March 5, 2013	China Bull Management Inc (Registrant)

                                                                                                                                                                                                     /s/ Andrew Chien

                                                                                                                                                                                                   Andrew Chien, CEO

                                                                                                                                      Exhibits 3.1 (Amendment)

“ARTICLE V. DISTRIBUTIONS

Section 2 Unregistered Share Distributions.

From time to time the Board of Directors may make decision to purchase other company's unregistered shares at par or other value, then distribute them on its outstanding shares. After the distribution, the shareholders become other Company's shareholders voluntarily and individually.

Any shareholders could select to reject the distribution of other company's unregistered shares within one week after they receive the distribution notice. They can return all the shares to the Company. The company will not compensate the shareholders for the returned shares. If the shareholders transfer part or all of the shares to others, they should do that by following SEC rule, and the regulation of the particular company that issued the stock.

Any shareholders have the obligations to contact the company to update their information, including the effective photo identifications, or changes of names or tax code; and pay the associated fees such as certificate issuance or postage if there is any. If the shareholders fail to do so, the company can cancel the distributed shares based on belief that the shareholders execute their rejection rights.”